Insider Report for James Dowhaniuk Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: DOWHANIUK ( Starts with )
Given name	: JAMES ( Starts with )
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Dowhaniuk, James Wayne
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying security	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	designation	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance		equivlent
			applicable)							number of
underlying
securities

Issuer name:	TransGlobe Energy Corporation

Insider's Relationship to Issuer:		1 - Issuer

Security designation: Common Shares

22547	2002-06-19	2003-06-17	Direct Ownership :	00 - Opening			36,750
Balance-Initial SEDI
Report

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Underlying security	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	designation	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance		equivlent
			applicable)							number of
										underlying
										securities

O 64190	2003-08-19	2003-08-20	Direct Ownership :	10 - Acquisition or	+16,000	1.0000		20,750
				disposition in the public
				market

A 64190	2003-08-19	2003-08-22	Direct Ownership :	10 - Acquisition or	-16,000	1.0000	20,750	20,750
				disposition in the public
				market

O 64193	2003-08-19	2003-08-20	Direct Ownership :	10 - Acquisition or	+1,500	0.9900		19,250
				disposition in the public
				market

A 64193	2003-08-19	2003-08-22	Direct Ownership :	10 - Acquisition or	-1,500	0.9900	19,250	19,250
				disposition in the public
				market

O 64196	2003-08-19	2003-08-20	Direct Ownership :	10 - Acquisition or	+9,250	0.9800		10,000
				disposition in the public
				market

A 64196	2003-08-19	2003-08-22	Direct Ownership :	10 - Acquisition or	-9,250	0.9800	10,000	10,000
				disposition in the public
				market
Security designation: Options (Common Shares )

22583	2002-06-19	2003-06-17	Direct Ownership :	00 - Opening			215,000		Common Shares	88,500
				Balance-Initial SEDI
				Report